ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 28, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

08002345

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
28 April 2008 (ASX: Quarterly Report for the period 1 January to 31 March 2008; Appendix 5B)
15 April 2008 (ASX: Announcement & Media Release - Change of Registered Office)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 April 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

CHANGE OF REGISTERED OFFICE

Please be advised that the new registered office and principal place of business of the Company and its Australian subsidiaries is as follows:

Unit B1
431Roberts Road
Subiaco
WA 6008

The new telephone and fax numbers are as follows:

Tel: (61-8) 6363 8779
Fax: (61-8) 6363 8783

For information on FAR's drilling activities visit our website at www.far.com.au

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD

FROM 1 JAN 2008 TO 31 MAR 2008

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL

Marketing campaign commences subsequent to end of quarter
Multiple fan systems with amplitude anomalies identified.
Giant shelf edge closure mapped.

UNITED STATES OF AMERICA

First quarter oil and gas sales $693,541
Kicker evaluation continues.
Completion planned in South Grosse Tete well
Plans advanced for drilling prospects generated at NE Waller.

CANADA

Marketing of 3D Wabamun gas target commences on Wild River Project.

OFFSHORE CHINA

Wei 6-12 South Field development plans progress.
Two well program on Block 22/12 find non commercial shows.

AUSTRALIA

Marketing of WA-254-P commences
Planning commences for evaluation of Stokes Bay-1 well, onshore Canning Basin

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (OPERATOR – HUNT OIL COMPANY)

Subsequent to the end of the quarter Hunt Oil Company ("Hunt") commenced a global marketing campaign aimed at securing a drilling partner on prospects defined by 3D seismic offshore Senegal. Data rooms have been opened in both Woking in the United Kingdom and Dallas, Texas to enable the review of technical information.

Further work by Hunt has derived reservoir parameters that confirm a range of probabilistic oil in place (OOIP) estimates for a very large shelf edge closure and multiple fan systems. Particular focus has been drawn to analogue fields including Cantarell, recognized as a super giant accumulation being Mexico's and perhaps North America's largest. In pre-rift time Senegal was considered to be adjacent to Mexico before the African and American continents pulled apart.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The following table illustrates that the 3D defined Aptian shelf edge Prospect falls within the giant category with mean potential exceeding a billion barrels of oil in place.

SHELF EDGE CLOSURE – POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	40	4,000	16	3.6	50
Mean	**1128**	**22,925**	**172**	**7**	**1000**
P10	3082	54,550	452	10	10000

Water Depth:	1300 m	(4250')
Depth to target:	2800 m	(9180')
Well TVD:	4000 m	(13,100')

Analogue:
Amposta Field: Spain
Basin: Western Mediterranean
Basin Type: Back Arc
Reservoir Rock: Karstic Limestones
Depositional Environment: Carbonate Platform
Trapping Mechanism: Tilted Horst
Age of Reservoir: Early Cretaceous
Net reservoir thickness: 194m (636ft)
Porosity & type: Karstic fractures and vugs
Proved Acres: 903hc
Ultimate recoverable: 55.96 mm bbl oil

The next table depicts one single fan with a single reservoir. 3D Mapping shows the southern most fan complex comprises multiple stacked potential.

SANTONIAN AGE FAN – SINGLE FAN/SINGLE RESERVOIR POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	5	400	15	8	50
Mean	**183**	**3855**	**102**	**17**	**200**
P10	516	10,000	225	25	1000

Water Depth:	1650 m	(5400')
Depth to target:	3700 m	(12,140')
Well TVD:	4100 m	(13,450')

Analogue:
Cantarell Field: Offshore Campeche, Mexico
Reservoir Rock: Carbonate Breccia
Depositional Environment: Carbonate Platform/ Slope
Trapping Mechanism: Combination- Structural & stratigraphic
Age of Reservoir: Early Cretaceous
Gross reservoir thickness: 290m
Porosity & type: 3-5 % Vugs, intercrystalline spaces & fractures
Produced: 7.861 Billion bbls oil

Provided the farmout process is successful FAR expects to be free carried through one well, the timing of which would depend upon rig availability and other operational parameters.

As reported earlier, processing of 3D seismic data acquired during 2007 over portion of its Sangomar Shallow and Deep-Rufisque Shallow licences, offshore Senegal, has highlighted:

- **Multiple Santonian age fan systems with stacked amplitude anomalies**
- **A very large Albian to Neocomian shelf edge closure (up to 178 km2)**
- **Adjacent Turonian source rock kitchen in oil window**


N
Area = 14,981 km²
(3.7 million acres)
2050 km2 3D acquired
Q1 2007
Zone of interest for slope fan attribute analysis
0 12.5 25 50
Kilometers
Water Depth: m


10 km
3D outline
North channel complex
Lower Cretaceous
carbonate shelf margin
structural closures
Santonian upper slope
Stacked fans exhibiting
High amplitudes
Albian
Subcrop
Closure
Water depth meters

Giant Albian to Neocomian Shelf Edge Closure Identified


Top Aptian
depth
3D perspective
Inline 1579
3 way dip closure highlighted
10 km
Top
Inline 1579
closure
178 sq km

Senegal Exploration Summary

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau-Conaky Basin.

- The **Sangomar Shallow and Deep-Rufisque Shallow** offshore licenses cover an area of 14981 sq km over the shelf, slope, and basin floor with multiple untested plays in a proven hydrocarbon system.

- 2050 sq km 3D acquired during 2007 has been processed with detailed attribute analysis ongoing in 2008.

- Excellent fiscal terms by world standards.

- FAR is partner with Senegal Hunt Oil Company (**SHOC**) (Operator).

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications

and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

NORTH AMERICA

The Company views North America, particularly the Gulf Coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana.

PRODUCTION

Gas sales during the quarter totalled 32.7 million cubic feet for an average of 0.36 million cubic feet per day at an average price of US$8.01 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 3,897 barrels for an average of 43 barrels of oil per day at an average price of US$93.72 per barrel before production taxes.

During the March quarter FAR advanced plans to drill prospects defined by 3D surveys at both NE Waller and Lake Long while marketing of the Wild River project commenced. A well at South Grosse Tete in Louisiana was drilled and will be completed for production from uphole zones that appear productive on logs. Evaluation work continued on the Kicker project.

Kicker Prospect, Vermillion Parish, South Louisiana
Evaluation of Marceaux #1 well continues (Alliance 3 Sand - FAR 5%)

Following an unsuccessful attempt during the quarter to complete the secondary objective Alliance 2 Sand, focus has turned to recovering the known oil pay in the Alliance 3 Sand in the Marceaux-1 well by way of either sidetrack or the drilling of a new well.

The Alliance 3 Sand tested at 2,520 barrels per day on a 14/64 inch choke with 5,800 psi flowing tubing pressure between 12,953 and 12,957 before sanding up occurred.

FAR has a 5 percent working interest in the Marceaux-1 well. Timing is estimated mid 2008.

S.L. 328 #28 ST well, Lake Long Field, Lafourche Parish, South Louisiana (FAR 31.375% (14 Sand only) and 1.375% (Shallow sands)

Early planning has commenced for the drilling of a further well at Lake Long. Preliminary plans call for the S.L. 328 #28 ST well to be sidetracked out of the #28 original well bore and directionally drilled to test four sands between 6700' and 7400' that have produced in down dip wells in the field. Based on 3D seismic and subsurface data the targets at this level will be at the crest of the structure. The original #28 well is currently shut in having depleted recoverable reserves.

In addition, the well will be directionally drilled to a total depth of 8,500 feet into an upthrown block to test the deeper 14 Sand, which is interpreted to be productive by logs and sidewall cores in the nearby #6 well. The productivity of the 14 Sand is also supported by an energy absorption anomaly and increased amplitude on the crest of the structure.



28 ST Well Path
Shallow Objectives
6950
7350
Deepest Objective
14 Sand

On a dry hole basis the well is estimated to cost approximately US$1.8million. There is low risk of a dry hole due to the multiple objectives. Timing is scheduled for September 2008.

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Well logged and to be completed – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

The Spartan Schwing #2 well has been logged in the interval between 12,000 feet and total depth of 14,386 feet. It is planned to complete the well in the sands at approximately 12,500 feet which indicated excellent reservoir quality and oil and gas shows. Additional recompletion potential is present also in sands at 11,810 feet and 11,870 feet.

The operator is now obtaining the services of a completion rig. Subject to the availability of the completion rig, production testing should commence one week after completion of the well. The prospect of further development wells will be subject to the performance of the zone at 12,500 feet.

The primary target at 14,000 feet contained two zones of gas-bearing sands, however, logging indicated these were generally of low porosity and permeability.

Sands at approximately 13,000 feet contained stringers of excellent porosity and permeability, some with good gas shows, which may indicate updip potential in the immediate vicinity.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

Eagle Project, San Joaquin Basin, California (FAR 15%)
Farm in partners sought

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

The majority of the joint venture has decided to join the Operator on a farmout of the Eagle Oil Pool Development. The joint venture is offering a farminee, who will become the new project Operator, the choice of drilling; Shannon-1, a modest, low, risk step out well to the Mary Bellochi-1 well, testing the 1.2 million barrels of oil and 3 BCF gas potential of the small structural closure on the regional stratigraphic trap; or Tulago-1, an aggressive step out

1,200 metre updip of the Mary Bellochi-1 well, testing the mean case (8.8 million barrels and 33 BCF gas) potential of the stratigraphic trap. The exact timing of either well is currently unknown, and is obviously subject to a successful farmout and availability of a deep rig and experienced personnel.

FAR has made no formal decision at this stage and awaits advice on which program is adopted before making a decision on whether it will continue at its current level of interest in the joint venture or farm down.

NE WALLER, ONSHORE US GULF COAST (FAR 34%)
Two Prospects selected for early drilling from large Prospect Inventory

During the quarter, AYCO, the Houston based operator, continued interpretation of the 3D seismic data over NE Waller. Multiple leads and prospects have emerged from the work conducted to date with drill targets defined from Frio level (3,000 feet) through Yegua, and down to Lower Wilcox Level (12,000 feet).

Two prospects have now been selected as early drilling targets:

The first is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.


Frio



The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.


Yegua



FAR has elected to participate in both wells with estimated total dry hole costs in the order of US$300,000 and US$500,000 respectively. Timing is anticipated to be early third quarter 2008.

In addition to the prospects selected for near term drilling additional prospects have been mapped. At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle.

N. E. WALLER 3D PROSPECT SAMPLER


Lower Wilcox



Objective	Acres	Depth (Ft)	Content
Lower Wilcox 1,2	434 + 172	11,000	Gas

In addition, a sizeable feature has been mapped in the Cretaceous Glen Rose section at 23,000 feet.


N. E. WALLER 3D PROSPECT SAMPLER
Glen Rose
Strike Line
Glen Rose
Dip Line
Objective
Acres
Depth (Ft.)
Content
Glen Rose
850
23,000
Gas

Shooting of the NE Waller 3D seismic survey was completed by Quantum Geophysical Inc during the first week of November 2007 and all the 3D field data delivered to Generation Services Group, LC, of Houston for processing. Data quality is excellent. The final surveyed area comprised some 41 plus square miles.

The 3D seismic survey covered a lightly explored area, on trend with significant Yegua and Wilcox production and was designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2008.

In total 22,216 gross acres (approx 17,484 net) have been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for future exploration.

Primary objectives are multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Frio and Midcox sands. These sands have produced primarily from stratigraphic traps. The shallow sands are especially prone to displaying 3D amplitude anomalies

Deeper potential is also present in a number of high risk – high potential objectives which lie within the Cretaceous section.

The 3D program is being used to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

ONSHORE CANADA

Wild River Project (FAR ~ 29.12%), Alberta Canada
Marketing of 3D defined Wabamun gas prospect commences

Following completion of processing of a 3D seismic survey acquired during 2007 and success in picking up additional protective acreage at a recent Alberta Crown Land Sale, FAR and its partners have commenced marketing a significant Wabamun drilling prospect.


BERLAND RIVER WEST
WABAMUN B
114 BCF OGIP
Alberta Energy & Utilities Board
Designated Pool Boundaries
BERLAND RIVER WEST
WINTERBURN A
70 BCF OGIP
Wabamun Prospect Outline
(up to 50 Bcf)
3D
Wabamun Mineral Rights held
jointly by F.A.R. (29.1214%) and
Suncor (70.8786%)
10 MMCF/D Wabamun Test in 1968
WILD RIVER
Wabamun Gas Prospects

FAR, in partnership with a major Canadian company, has mapped a Wabamun target with potential up to 50BCF which lies within 4.5 km of existing infrastructure and in proximity to a well that tested 10 million cubic feet of gas per day. Subject to farmout, a well could be drilled during 2008.

FAR's interest in the venture is determined on an expenditure equalisation formula that following the recent successful land acquisition has been determined at 29.12 percent.

Provincial initiatives to substantially raise royalties have slowed drilling activity in Alberta.

Kakwa and Karr Projects (FAR 15%)
Alberta Canada

Kakwa
FAR is waiting on advice from the operator concerning the commercial merit (if any) of uphole zones in the Kakwa well located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

Karr
Further amplitude analysis of purchased 3D confirms the Triassic Halfway Formation and Wabamun Formation potential on this prospect. The prospect potential is sized in 6-30 BCF range but could be as large as 50 BCF and is further supported by logs, samples and shows from the Pan Am 7-34 well.

The Karr prospect is analogous to the Berland River Gas Field (57 BCF). The Triassic Halfway Formation is productive at the analogous Karr Gas Field (12 BCF).

FAR has earned rights to the Karr prospect by drilling the Kakwa well and purchasing its 15% share of 3D seismic. Subject to farm-out efforts by Suncor and the acceptance of a capable and qualified operator, a 4,000 metre test well is planned at an estimated cost of around CAD$6 million.

FAR's working interest is subject to Overriding Royalties retained by Suncor.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)
Equity divestment program commences

During the quarter FAR joined with Victoria Petroleum (VPE) and Sun Resources (SUR) in an equity divestment program designed to market a significant interest (29.8 percent) in the Sage Oilfield. A data room will open early May 2008 with a number of parties having expressed interest in the opportunity.

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Apache Energy ("Apache") operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

The permit prospect and lead inventory comprises Duomonte, Dr Zeus, Janus 2, Helly Belly, Jayasuriya and Little Joe. On going work by Apache has been directed towards maturing the first three mentioned prospects for drilling.

The Operator continues interpretation of the deeper stratigraphic levels in the permit from reprocessed 3D seismic data.

WA-254-P was renewed on the 12 June 2006 for a further term of five years.

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

During June 2007 AWE lodged presentation material with the ASX that indicated Trefoil, White Ibis, Rockhopper and Gentoo were all the subject of commercial development studies. A further release by ARC Energy noted low risk prospects updip of existing discoveries (Aroo updip and Bass-3 updip) additional structural prospects and higher risk stratigraphic leads.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment Prospect and the West Kora oil discovery which is currently shut in. During the quarter, the operator, ARC Energy (ARC), drilled the Stokes Bay-1 well utilising Century Rig 18.

STOKES BAY

The Stokes Bay-1 well was drilled to 2,505mMD and subsequently deepened to approximately 2,800mMD to evaluate the Upper Devonian aged Nullara carbonates. FAR elected to participate for its 8% interest in the deepening of the well.

The Stokes Bay-1 well has been logged and preliminary interpretation of these logs indicates:

a) The Anderson Sands have some zones with potential oil saturations. The commercial significance of those zones will require formation testing to evaluate. Testing of the Anderson zones would follow operations to evaluate the deeper Nullara Formation. A joint venture decision on testing of the Anderson awaits availability of the test program and any relevant information to be derived from testing the Nullara Formation.

b) The top of Nullara Formation has been interpreted at 2722m MD. Below 2732m MD, the log quality is severely degraded by interpreted large scale vugular porosity such that quantitative interpretation is not possible.

Casing has been run in the well to test the Nullara Formation and possibly the Anderson Formation. Testing of the Nullara Formation is designed to determine fluid type and flow characteristics of the reservoir. The Stokes Bay-1 intersection of the Nullara Formation is 80m up dip of the Pt Torment 1 intersection which did not have extensive vugular porosity developed, but nevertheless tested gas at low rates.

The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin and hosts oil production at Blina some 100km to the SE.

Testing of Stokes Bay-01 was suspended on 23 November 2007 due to the onset of seasonal rain and will resume as soon as safe access is available at the end of the wet season, anticipated to be around mid 2008.

The nature of the reservoir fluid and the source of pressure within the reservoir remain undetermined. Should the well be commercially productive better access facilities would be constructed to allow year round production.

WEST KORA

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Successful testing at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 – (FAR 5% working interest*)
OPERATOR ROC OIL

Development - Wei-6-12-South Oil Discovery

Work is continuing on the front-end engineering and design studies (FEED) and overall development plan (ODP) for the 6-12/ 6-12 South and 12-8 West oil fields for submission to Chinese authorities.

The joint venture anticipates making a final investment decision early third quarter 2008 and to commence development in the second half of 2008.

The 6-12 South oil discovery was made in May 2006. A feasibility study for the development of this discovery and the adjacent 6-12 oil field was completed in the first quarter of 2007 and the operator ROC Oil declared the fields to be economic in February 2007. Gross recoverable oil is estimated at 19 to 27 million barrels of oil in the 6-12/6-12 South area and 8 to 10 million barrels in the 12-8 West area. The design of the development will also accommodate the anticipated development of the four oil fields (12-2-1, 12-8 West, 12-8 East, 12-3-1) discovered in the southern part of the lease by previous operators.

Lack of success in the recent two well drilling programme in the 6-12 South area does not affect the existing development plans.

Exploration

Two wells were drilled in Block 22/12 during the quarter testing prospects in close proximity to the proposed 6-12 South development. Both wells failed to intersect commercial hydrocarbons and were plugged and abandoned. A third well designed to appraise the 12-2-1 discovery was postponed for operational reasons.


Mongolia
Beijing
CHINA
India
AREA OF DETAIL
N
OIL AND GAS PIPELINE
BEIBU GULF
Wei 12-1 Field (CNOOC)
WEI 6-12
(2002 Discovery)
WEI 6-12 South
(2006 Discovery)
BLOCK 22-12
Wei 12-2
Wei 12-3
Wei 12-8 West
Wei 12-8 East
Oil Field
Gas Field
0
5 km

On 22 September 2006, government authorities in China extended the term of the Production Sharing Contract for Block 22/12, for a further two years with a two well drilling commitment to 30 September 2008.

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-6363-8779 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 March 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	547	547
1.2	Payments for (c) production	(238)	(238)
	(d) administration	(449)	(449)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	107	107
1.5	Interest and other costs of finance paid	(145)	(145)
1.6	Income taxes paid		
1.7	Other (recovery of overhead & drilling costs)		
	Net Operating Cash Flows	(178)	(178)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospect leases	(136)	(136)
	(b)equity investments		
	(c) other fixed assets	(73)	(73)
	(d) exploration & evaluation	(3,040)	(3,040)
	(e) development		
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		
	(c)other fixed assets	3	3
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other		
	Net investing cash flows	(3,246)	(3,246)
1.13	Total operating and investing cash flows (carried forward)	(3,424)	(3,424)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(3,424)	(3,424)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(3,424)	(3,424)
1.20	Cash at beginning of quarter/year to date	8,494	8,494
1.21	Exchange rate adjustments to item 1.20	(22)	(22)
1.22	**Cash at end of quarter**	5,048	5,048

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	109
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	654	485
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	867
4.2	Development	20
	Total	887

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	(48)	67
5.2	Deposits at call	682	2,722
5.3	Commercial Bills	4,414	5,705
5.4	Other		
	Total: cash at end of quarter (item 1.22)	5,048	8,494

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	483,553,344	483,553,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				*Maturity Date*
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	9,500,000	–	15 cents	31 July 2010
	Consultant	2,000,000	–	10 cents	30 June 2008
	Consultant	200,000	–	12.5 cents	30 September 2008
	Consultant	300,000	–	15 cents	30 September 2008
	Consultant	1,500,000	–	18 cents	30 June 2008
	Consultant	1,500,000	–	23 cents	30 June 2009
	Consultant	2,000,000	–	30 cents	30 June 2010
	Consultant	6,000,000	-	14 cents	1 March 2011
7.8	Issued during quarter			*Exercise Price*	*Expiry Date*
	Consultant	6,000,000	-	14 cents	1 March 2011
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Date: 29 April 2008
Print name: COLIN HARPER (COMPANY SECRETARY)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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